[BB&T Corporation letterhead]



July 2, 1997


VIA EDGAR
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549


Re:    United Carolina Bancshares Corporation -- Form 15

Ladies and Gentlemen:

     On behalf of United Carolina Bancshares Corporation (the "Company"), we transmit herewith via EDGAR pursuant to Rules 12g-4 and 12h-3 under the Securities Exchange Act of 1934 and Rule 101(a) of Regulation S -T a Form 15 relating to the deregistration of the Company's common stock, par value $4.00 per share.

     If you should have any questions regarding the attached Form 15, please call the undersigned at (910) 733-2180.


                                 Very truly yours,

                                 BB&T CORPORATION


                                 _____________________________________
                                 By:    Jerone C. Herring
                                 Title: Executive Vice President,
                                        General Counsel and Secretary





                          SECURITIES AND EXCHANGE COMMISSION

                                Washington, DC 20549


                                      FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
     Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                          Commission File Number 0-5583
                                                 ------

                     United Carolina Bancshares Corporation
             -----------------------------------------------------
            (Exact name of registrant as specified- in its charter)

   127 West Webster Street, Whiteville, North Carolina 28472 (910) 642-5131
         ----------------------------  ------------------------------
        (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                   Common Stock, par value $4.00 per share
           ------------------------------------------------------
          (Title of each class of securities covered by this term)

                                    None
          ----------------------------------------------------------
         (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)  [X]*  Rule 12g-4(a)(2)(ii) [ ]  Rule 12h-3(b)(2)(i)   [ ]
Rule 12g-4(a)(1)(ii) [ ]   Rule 12h-3(b)(1)(i)  [X]* Rule 12h-3(b)(2)(ii)  [ ]
Rule 12g-4(a)(2)(i)  [ ]   Rule 12h-3(b)(i)(ii) [ ]  Rule 15d-6            [ ]

Approximate number of holders of record as of the certification or notice date: None

* United Carolina Bancshares Corporation was merged with and into BB&T Corporation effective 11:59 p.m. on July 1, 1997.


     Pursuant to the requirements of the Securities Exchange Act of 1934, BB&T Corporation, as successor by merger to United Carolina Bancshares Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                BB&T CORPORATION

DATE: July 2, 1997              By:
                                Name:  Jerone C. Herring
                                Title:  Executive Vice President,
                                        General Counsel and Secretary